

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 25, 2016

William H. Dengler, Jr.
Senior Vice President and General Counsel
Hill International, Inc.
2005 Market Street, 17th Floor
Philadelphia, PA 19103

  Re: **Hill International, Inc.**
    Definitive Additional Materials on Schedule 14A
    Filed July 22, 2016
    File No. 001-33961

Dear Mr. Dengler:

  We have reviewed the above-captioned filing, and have the following comment.

1. Refer to your statement that Bulldog "has nominated an opposition slate of candidates and made several stockholder proposals in an attempt to seize control of YOUR company. What Bulldog intends to do with that control is anybody's guess." Hill International's board of directors is comprised of nine members. In the event Bulldog is successful in electing all nominees in the counter-solicitation, Bulldog and the additional participants in the counter-solicitation will not, as a matter of fact and/or law, obtain "control" of the board or of Hill International. Bulldog nominees would, additionally, have the obligation to act consistent with the fiduciary duties imposed upon them. In light of the Rule 14a-9 prohibition on omissions of material fact necessary to [lawfully] make statements in light of the circumstances under which they are made, please confirm future solicitations will not create the impression, when describing the results of a successful counter-solicitation, that Bulldog will acquire control of Hill International.

  Please address any correspondence sent in reply to this letter to Mail Stop 4631. You may contact Chris Ronne, Staff Attorney, at (202) 551-6156, Craig Slivka, Special Counsel, at (202) 551-3729, or me at (202) 551-3266 if you have questions regarding our comments.

       Sincerely,

       /s/ Nicholas P. Panos

       Nicholas P. Panos
       Senior Special Counsel
       Office of Merger and Acquisitions